CERTIFICATE OF AUTHOR

Richard Mark Spencer, P. Geo., do hereby certify that I am currently employed as Vice President, Exploration, by Crystallex International Corporation, 18 King Street East, Suite 1210, Toronto, Ontario M5C 1C4 and:

1.

I graduated with a Bachelor of Science (Honours) degree in Geology from the University of the Witwatersrand, Johannesburg, South Africa in 1985 and a Doctor of Philosophy degree in Geology from the same university in 1992. I have worked as a geologist for a total of 20 years since my graduation from undergraduate university.

2.

I am registered with the Association of Professional Geoscientists of Ontario (#1243) and with the Geological Society of London, England, as a Chartered Geologist (#17538).

3.

I have read the definition of "qualified person" set out in National Instrument 43-101 ("NI 43-101") and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purposes of NI 43-101. I am not independent of the issuer as defined in section 1.5 (4) of National Instrument 43-101.

4.

I am responsible for Sections 7, 8, and 9, jointly responsible for Sections 5 through 14 and 20 and 21, but am generally familiar with the content, having reviewed most of the titled Technical Report Update on the Las Cristinas Project, Bolivar State, Venezuela for Crystallex International Corporation and dated November 7, 2007 (the "Technical Report).

5.

I have been extensively involved in the exploration of the property since September 2004 and have spent approximately 25% of my working time on the property since that date.

6.

I am not independent of the issuer under the terms of section 1.5 of National Instrument 43-101 since I own common shares of Crystallex International Corporation.

7.

I am not aware of any material fact or material change with respect to the subject matter of the Technical Report that is not reflected in the Technical Report, the omission to disclose which makes the Technical Report misleading.

8.

I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

9.

I consent to the filing of the Technical Report with any securities regulatory authority, stock exchange and other regulatory authority and any publication by them, including electronic publication in the public company files on their websites accessible by the public, of the Technical Report.

Dated this 7th day of November 2007.

"Richard Spencer"

Richard Spencer
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